SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

ReShape Lifesciences Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

761123108

(CUSIP Number)

HealthCor Partners Management, L.P. 1325 Avenue of the Americas, 27th Floor New York, New York 10019 Attention: Jeffrey C. Lightcap (212) 622-7731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2017

(Dates of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act by shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 761123108	Schedule 13D	Page 2 of 15

1		name of reporting person HealthCor Partners Management, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person PN

CUSIP 761123108	Schedule 13D	Page 3 of 15

1		name of reporting person HealthCor Partners Management GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person OO – limited liability company

CUSIP 761123108	Schedule 13D	Page 4 of 15

1		name of reporting person HealthCor Partners II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person PN

CUSIP 761123108	Schedule 13D	Page 5 of 15

1		name of reporting person HealthCor Partners Fund II, L.P.
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds WC
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person PN

CUSIP 761123108	Schedule 13D	Page 6 of 15

1		name of reporting person HealthCor Partners GP, LLC
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person OO – limited liability company

CUSIP 761123108	Schedule 13D	Page 7 of 15

1		name of reporting person Arthur Cohen
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person IN

CUSIP 761123108	Schedule 13D	Page 8 of 15

1		name of reporting person Joseph Healey
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person IN

CUSIP 761123108	Schedule 13D	Page 9 of 15

1		name of reporting person Jeffrey C. Lightcap
2	check the appropriate box if a member of the group	(a) ☐ (b) ☒
3		sec use only
4		source of funds AF
5		check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 349,139
	9	sole dispositive power 0
	10	shared dispositive power 349,139
11		aggregate amount beneficially owned by each reporting person 349,139
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row(11) 13.5%
14		type or report person IN

CUSIP 761123108	Schedule 13D	Page 10 of 15

Schedule 13D

This beneficial ownership statement on Schedule 13D (the “Statement”) is filed on behalf of HealthCor Partners Management, L.P., HealthCor Partners Management GP LLC, HealthCor Partners II L.P., HealthCor Partners Fund II, L.P., HealthCor Partners GP, LLC, Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap, and relates to the shares of Common Stock of ReShape Lifesciences Inc., par value $0.01 per share (the “Common Stock”).

References in this Statement to numbers of shares of Common Stock, or to the conversion ratio or liquidation preference of shares of Series C Preferred Stock (as defined herein), are adjusted to give effect to the Issuer’s reverse stock split effected on June 4, 2018.

Item 1.	Security and Issuer.

ReShape Lifesciences Inc. (the “Issuer”) is a Delaware corporation. Its principal executive offices are located at 1001 Calle Amanecer, San Clemente, California 92673. This Statement relates to the shares of Common Stock as described herein.

Item 2.	Identity and Background.

(a)-(b)     This filing is made on behalf of:

(i)	HealthCor Partners Management, L.P., a Delaware limited partnership, 1325 Avenue of the Americas, 27th Floor, New York, New York 10019 (“Partners Management”);

(ii)	HealthCor Partners Management GP LLC, a Delaware limited liability company, 1325 Avenue of the Americas, 27th Floor, New York, New York 10019 (“Partners Management GP”);

(iii)	HealthCor Partners II L.P., a Delaware limited partnership, 1325 Avenue of the Americas, 27th Floor, New York, New York 10019 (“HCP2LP”);

(iv)	HealthCor Partners Fund II, L.P., a Delaware limited partnership, 1325 Avenue of the Americas, 27th Floor, New York, New York 10019 (“HCPII Fund”);

(v)	HealthCor Partners GP, LLC, a Delaware limited liability company, 1325 Avenue of the Americas, 27th Floor, New York, New York 10019 (“HCPGP”);

(vi)	Arthur Cohen, 12 South Main Street, #203 Norwalk, CT 06854;

(vii)	Joseph Healey, Carnegie Hall Tower, 152 West 57th Street, 43rd Floor, New York, New York 10019; and

(viii)	Jeffrey C. Lightcap, 1325 Avenue of the Americas, 27th Floor.

Mr. Healey, Mr. Cohen and Mr. Lightcap are all United States citizens. The persons at (i) through (viii) above are collectively referred to herein as the “Reporting Persons”.

(c)       HCPII Fund is a private investment partnership. HCP2LP serves as its general partner. HCPGP serves as the general partner of HCP2LP.

     Partners Management serves as the investment manager of both HCP Fund and HCPII Fund. Partners Management GP serves as the general partner of Partners Management.

    Arthur Cohen, Joseph Healey and Jeffrey C. Lightcap are the managing members of Partners Management GP and HCPGP.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP 761123108	Schedule 13D	Page 11 of 15

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Information with respect to the jurisdictions of incorporation or, if applicable, citizenship of the Reporting Persons is set forth above.

Item 3.	Source and Amount of Funds or Other Consideration.

HCPII Fund made various equity investments in ReShape Medical, Inc., a privately-held Delaware corporation (“ReShape Medical”), prior to October 2017. On October 2, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ReShape Medical, Nixon Subsidiary Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Nixon Subsidiary Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Sub LLC”), and HCPII Fund and Endeavour Medtech GP Limited, solely in their capacity as members of a committee (the “Holders’ Committee”) representing the ReShape Medical stockholders and convertible promissory note holders receiving a portion of the merger consideration (the “ReShape Holders”). Pursuant to the Merger Agreement, among other things, Merger Sub initially merged with and into ReShape Medical, with ReShape Medical surviving as a wholly owned subsidiary of the Issuer and, subsequently, ReShape Medical merged with and into Sub LLC, with Sub LLC as the surviving company and a wholly owned subsidiary of the Issuer.

In connection with the transactions contemplated by the Merger Agreement (collectively, the “Merger”), and in exchange for the shares of capital stock of ReShape Medical held by HCPII Fund, HCPII Fund received as merger consideration (a) 37,892 shares of Common Stock, and (b) 46,687 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series C Preferred Stock”). Under the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series C Preferred Stock (the “Certificate of Designation”), each share of Series C Preferred Stock, when issued, was convertible into 6.6667 shares of Common Stock, conditioned upon and subject to the subsequent approval by the stockholders of the Issuer of the issuance of shares of Common Stock upon conversion thereof. Stockholder approval was obtained at a special meeting of stockholders of the Issuer on December 19, 2017 (the “Stockholder Approval”). Upon the Stockholder Approval, pursuant to the terms of the Certificate of Designation, 20,487 shares of the Series C Preferred Stock held by HCPII Fund were automatically converted into 136,580 shares of Common Stock. HCPII Fund continues to hold 26,200 shares of Series C Preferred Stock. Of this amount, 5,520 shares of Series C Preferred Stock are being held in escrow to satisfy potential indemnification claims of the Issuer under the Merger Agreement, as described in more detail below.

The Series C Preferred Stock has a liquidation preference of $274.8774 per share, or $41.23161 per share of underlying Common Stock. Other than with respect to certain matters specified in the Certificate of Designation, the Series C Preferred Stock is non-voting. Shares of Series C Preferred Stock are entitled to receive dividends in the same form as dividends actually paid on shares of Common Stock, when, as and if declared, on an as-converted basis.

Following the Stockholder Approval, each share of Series C Preferred Stock remaining outstanding is convertible at the option of the holder thereof into 6.6667 shares of Common Stock, subject to adjustment for forward or reverse stock splits, recapitalizations, stock dividends and similar events. However, (a) in no event will any share of Series C Preferred Stock be convertible into shares of Common Stock to the extent that the number of shares of Common Stock to be issued in such conversion, together with all shares of Common Stock previously issued to holders of Series C Preferred Stock (at the closing of the Merger or upon prior conversion of shares of Series C Preferred Stock) would exceed 49.0% of the voting power of the Issuer’s then outstanding securities, and (b) in the event that the volume weighted average price (as calculated in the Certificate of Designation) for each trading day in any twenty consecutive trading day period exceeds $75.00 per share (subject to adjustment for forward or reverse stock splits, recapitalizations, stock dividends and similar events), then each outstanding share of Series C Preferred Stock shall be automatically converted into Common Stock.

CUSIP 761123108	Schedule 13D	Page 12 of 15

A portion of the Series C Preferred Stock issued upon the closing of the Merger, including 5,520 shares of Series C Preferred Stock held by HCPII Fund, are being held in escrow pursuant to the terms of the Merger Agreement in order to satisfy potential claims of the Issuer under the indemnification provisions of the Merger Agreement. On the twelve month anniversary of the closing date of the Merger, 50% of the escrowed shares then held by the escrow agent will be released to the holders of the Series C Preferred Stock (to the extent not subject to unresolved indemnification claims). On the eighteen month anniversary of the closing of the Merger, any remaining shares of Series C Preferred Stock will be released to the holders thereof, to the extent not subject to outstanding indemnification claims.

The description of each of the Merger Agreement and of the terms of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Certificate of Designation, each of which is included as an exhibit to this Statement and is incorporated by reference herein.

The Reporting Persons funded the acquisitions of the capital stock of ReShape Medical with funds available for investment. Items 4 through 6 are incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein.  The Reporting Persons intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including without limitation price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to such persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open market transactions, privately negotiated transactions, a tender or exchange offer, or otherwise, in each case subject to the Voting and Standstill Agreement described in Item 6 of this Statement.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals regarding the Issuer or any of its securities.

In accordance with the terms of the Merger Agreement, for so long as the shares issued in the Merger to the ReShape Holders represent at least 10% of the outstanding shares of Common Stock (for this purpose treating the shares of Common Stock issuable upon conversion of Series C Preferred Stock as outstanding), the Issuer has agreed to nominate and use its commercially reasonable efforts to cause up to two individuals designated by the Holders’ Committee to be elected to the Board of Directors of the Issuer. The Holders’ Committee designated Michael Y. Mashaal, M.D. as a nominee to the Board, to be appointed at the closing of the Merger. Dr. Mashaal is a managing director of Partners Management.

The information set forth in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own an aggregate of 349,139 shares of Common Stock. This aggregate amount represents approximately 13.5% of the Issuer’s outstanding common stock, based upon 2,404,135 shares of Common Stock outstanding as of May 30, 2018, as reported on the Issuer’s Current Report on Form 8-K filed June 1, 2018 and giving effect to the Issuer’s fifteen-to-one reverse stock split effected June 4, 2018 as described in such Current Report.

Of this amount:

CUSIP 761123108	Schedule 13D	Page 13 of 15

(i)       HCPII Fund is the beneficial owner of (a) 174,472 shares of Common Stock held directly and (b) 174,667 shares of Common Stock issuable upon conversion of 26,200 shares of Series C Preferred Stock, of which 5,520 shares of Series C Preferred Stock are being held in escrow as described elsewhere in this Statement;

(ii)       By virtue of their relationship to HCPII Fund, described in more detail in Item 2 of this Statement, each of HCP2LP, HCPGP, Partners Management, Partners Management GP and Messrs. Cohen, Healey and Lightcap may be deemed to share beneficial ownership with HCPII Fund of the shares of Common Stock beneficially owned by HCPII Fund.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons (other than HCPII Fund) is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of any of the shares of Common Stock owned by HCPII Fund. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership. In addition, the Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.

(b)       The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).

(c)       The Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The information relating to the Merger Agreement contained in Item 3 of this Statement is incorporated herein by reference.

Voting and Standstill Agreement

On October 2, 2017, in connection with and as a condition to the execution of the Merger Agreement, the Issuer and HCPII Fund entered into a voting and standstill agreement (a “Voting and Standstill Agreement”) pursuant to which the HCPII Fund agreed to (i) vote all shares of Common Stock in the same manner as and in the same proportion as the votes cast on the matter by the holders of the Issuer’s voting securities entitled to vote on the matter, unless such requirement is waived by the Issuer’s Board of Directors, and (ii) refrain from various actions that might relate to the acquisition of control of the Issuer, such as (a) soliciting proxies with respect to the voting of securities for the election of individuals to the Board or for the support of any shareholder proposal under Rule 14a-8 under the Exchange Act or otherwise; (b) forming or participating in a group with respect to securities of the Issuer; (c) selling Issuer securities to any person who would have a beneficial ownership interest of more than 4.9% of the Common Stock in a transaction not approved by the Board; (d) seeking to effect or propose any tender offer, exchange offer, merger, consolidation or similar transaction or seeking to frustrate any similar transaction proposed by the Issuer; (e) engaging in any short sales or similar derivative transactions with respect to the Common Stock; (f) calling a stockholder meeting or soliciting written consents of stockholders; (g) taking certain actions in support of controlling, changing or influencing the Board, changes in capitalization, repurchase programs, dividend policies, material changes to management, business or corporate structure, or causing a class of securities to be delisted from an exchange or eligible for termination of its registration under the Exchange Act; (h) requesting an amendment or waiver to the Voting and Standstill Agreement, and (i) certain other actions, in each case subject to the qualifications, exceptions and other terms of the Voting and Standstill Agreement. The Voting and Standstill Agreement between the Issuer and HCPII Fund will terminate on the date that HCPII Fund and its affiliates no longer beneficially own at least 5% of the outstanding capital stock of the Issuer, or upon earlier notice of termination delivered by the Issuer to HCPII Fund.

CUSIP 761123108	Schedule 13D	Page 14 of 15

The foregoing description of the Voting and Standstill Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Voting and Standstill Agreement, which is filed an exhibit to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The Exhibit Index is incorporated by reference into this Item 7.

CUSIP 761123108	Schedule 13D	Page 15 of 15

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:       June 5, 2018

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partners II, L.P.
for itself and as general partner on behalf of
HEALTHCOR PARTNERS FUND II, LP

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partners management gp, LLC

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

HEALTHCOR partNers gp, LLC

By:	/s/ Jeffrey C. Lightcap
Name:	Jeffrey C. Lightcap
Title:	Managing Member

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

ARTHUR COHEN, Individually

/s/ Arthur Cohen

JOSEPH HEALEY, Individually

/s/ Joseph Healey

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2017 (the “Issuer Form 8-K”)).

Exhibit 2	Certificate of Designations (incorporated by reference to Exhibit 3.1 to the Issuer Form 8-K).

Exhibit 3	Voting and Standstill Agreement (incorporated by reference to Exhibit 10.1 to the Issuer Form 8-K).

Exhibit 99	Joint Filing Agreement (filed herewith).